EXHIBIT 21

LIST OF SUBSIDIARIES

Entity	Jurisdiction of Incorporation
NYTEX Petroleum, Inc.	Delaware
NYTEX FDF Acquisition, Inc.	Delaware
Petro Staffing Group, LLC	Texas
NYTEX Environmental Services, LLC	Texas
NYTEX Precision Environmental, LLC	Texas